Exhibit 99.2

GLOBAL ENGINE GROUP HOLDING LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE
EXTRAORDINARY GENERAL MEETING TO BE HELD ON MARCH 26, 2025

The undersigned, revoking any previous proxies relating to these shares with respect to the Proposals provided hereof hereby acknowledges receipt of the notice, dated February 26, 2025, in connection with the Extraordinary General Meeting (the “Extraordinary General Meeting”) to be held at 10:00 p.m. Eastern Time, March 26, 2025, or 10:00 a.m. Hong Kong time, March 27, 2025 at Room C, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong, and virtually via teleconference, for which you must register in advance at: https://forms.office.com/r/Ns7pES2qLh, for the sole purpose of considering and voting upon the following proposals, and hereby appoints Andrew, LEE Yat Lung the attorney and proxy of the undersigned, with power of substitution to each, to vote all shares of the ordinary shares of Global Engine Group Holding Limited (the “Company”) registered in the name provided, which the undersigned is entitled to vote at the Extraordinary General Meeting, and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in this notice.

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER.    IF YOU RETURN A SIGNED AND DATED PROXY BUT NO DIRECTION IS MADE, YOUR ORDINARY SHARES WILL BE VOTED “FOR” THE PROPOSALS SET FORTH BELOW. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the Extraordinary General Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” OF
PROPOSAL 1, PROPOSAL 2, AND PROPOSAL 3 SET FORTH BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL 1 — Re-designation and Re-classification of Shares — To approve by way of a resolution that the currently issued 18,300,000 ordinary shares of par value of US$0.0000625 each in the Company be and are re-designated and re-classified into Class A ordinary shares of par value US$0.0000625 each with 1 vote per share (the “Class A Ordinary Shares”) on a one for one basis.

For	Against	Abstain
☐	☐	☐

PROPOSAL No. 2 — Adoption of the Amended M&A — To approve by way of a resolution, the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to this notice (the “Amended M&A”) in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the increase of authorised share capital, dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

For	Against	Abstain
☐	☐	☐

PROPOSAL No. 3 — Repurchase and Issue of Shares — To approve by way of a resolution that 4,640,000 Class A Ordinary Shares held by Valuable Fortune Limited be repurchased out of the proceeds of the fresh issuance of 4,640,000 Class A Ordinary Shares to Valuable Fortune Limited made for the purposes of the repurchase, and such issuance of 4,640,000 Class A Ordinary Shares to Valuable Fortune Limited made for the purposes of the repurchase be approved.

For	Against	Abstain
☐	☐	☐

For address change/comments, mark here. ☐
(see reverse for instructions)

Please indicate if you intend to attend this meeting            ☐ YES            ☐ NO

Signature of Shareholder:
Date:
Name shares held in (Please print):	Account Number (if any):

No. of Shares Entitled to Vote:	Share Certificate Number(s):

Note:

Please sign exactly as your name or names appear in the Company’s share transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.

If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address:

Shareholder’s Signature

Shareholder’s Signature

Signature should agree with name printed hereon. If share is held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. ABSTENTIONS WILL BE COUNTED IN CONNECTION WITH THE DETERMINATION OF WHETHER A VALID QUORUM IS ESTABLISHED FOR THE EXTRAORDINARY MEETING BUT WILL HAVE NO EFFECT ON THE OUTCOME OF THE CHARTER AMENDMENT PROPOSAL, THE DIRECTOR RE-ELECTION PROPOSAL, THE AUDITOR APPOINTMENT PROPOSAL AND THE ADJOURNMENT PROPOSAL. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.

PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE